Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: August 23, 2011

Zoran Corporation Commentary on Glass Lewis Report

Zoran believes that Glass Lewis conducted flawed and incomplete analyses and that its report regarding Zoran’s proposed merger with CSR plc contains a number of statements and comparisons that are inaccurate. This commentary highlights some of the incorrect assertions in the Glass Lewis report and the facts that support Zoran’s position.

1. Incorrect Glass Lewis assertion: Terms of the restated merger agreement with CSR offer 20.2% less value than the original terms.

FACTS: The restated merger agreement offers Zoran stockholders $8.42 per share, 24% greater than the implied $6.78 per share value of the original all-stock deal, based on the closing share price of CSR on Friday, August 19, 2011. Moreover, it is notable that the Philadelphia Semiconductor Index has declined 31% since the trading day prior to the initial announcement of the deal in February.

2. Incorrect Glass Lewis assertion: It is the wrong time to sell when the company is trading at low multiples given it has sufficient working capital to “weather the storm.”

FACTS: While acknowledging the strong strategic rationale of a Zoran combination with CSR, Glass Lewis exhibits a lack of understanding of the competitive realities faced by smaller companies in the semiconductor industry such a Zoran. Glass Lewis’s suggestion that Zoran “weather the storm” demonstrates a focus on the short-term and a disregard of the long-term challenges in the semiconductor industry for a company like Zoran. Merging with CSR offers Zoran both the scale and critical technologies needed for its long term viability and competitiveness.

3. Incorrect Glass Lewis assertion: Implied revenue multiples of current transaction are lower than implied revenue multiples of the original terms.

FACTS: Zoran believes earnings multiples are a more accurate way of comparing the terms of the two transactions, and it is well-recognized that earnings are the primary valuation methodology for the semiconductor industry. The earnings multiple for 2012 implied by the revised Zoran-CSR transaction is meaningfully greater than under the original terms given the significant reduction in expected profitability.

4. Incorrect Glass Lewis assertion: Implied deal value is on the low end of various Goldman Sachs financial analyses especially if one ignores revenue synergies.

FACTS: As described in Zoran’s proxy statement for the transaction, on announcement the current deal was valued toward the upper end of most of Goldman Sachs’s financial analyses of Zoran on a standalone basis. In addition, as described in the proxy statement and quoted by Glass Lewis, the mid-point of the implied range of values of $8.49 to $12.29 per share using a present value of future share price calculation for Zoran shareholders in the pro forma company (excluding ALL synergies) exceeds both the mid-point of ALL Zoran standalone analyses as well as the offer price at announcement of the revised transaction.

5. Incorrect Glass Lewis assertion: Implied deal multiples fall at the low end or below the range of multiples observed in Glass Lewis’ comparable transaction set.

FACTS: The Glass Lewis report refers to the LTM and NTM revenue multiples for the Zoran transaction as being lower than those of other semiconductor transactions. However, and very importantly, they do not compare this transaction to other transactions on an earnings multiple basis, which is the most prevalent way of valuing semiconductor companies. In addition, Glass Lewis has chosen to look at a narrower set of transactions limited to the past 18 months, instead of looking across a broader set of semiconductor transactions which includes targets that better compare with Zoran’s business and financial model.

The NTM P/E multiples for semiconductor deals over the past six years have a median multiple of 22.8x, with a range of 13.9x to 41.7x, based on publicly available information. For the current Zoran transaction, the 2012 P/E multiple based on Zoran management’s plan of 38.5x is meaningfully higher than the median and close to the high end of this range. In addition, the 2012 P/E multiple for Zoran using Wall Street estimates was theoretically infinite, as Zoran was expected to continue to be unprofitable in 2012.

Zoran remains convinced that the merger with CSR provides the best value and greatest certainty for its stockholders. In addition the stock component of the restated merger consideration provides Zoran stockholders with the opportunity to benefit from the strong strategic rationale and synergies of the combination.

The Zoran Board also took into account that no other prospective partners or buyers have contacted Zoran expressing an interest in acquiring Zoran since the original merger agreement was announced in February, and that although Zoran did receive one expression of interest in the camera business before the announcement of the original transaction, no formal offer was ever made.

Accordingly, the Zoran Board is confident that the transaction with CSR maximizes value for Zoran stockholders and urges stockholders to vote FOR the CSR merger.

Contacts:

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site:

www.zoran.com

Important Additional Information

In connection with the proposed transaction, Zoran has filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for Zoran’s stockholder meeting to adopt the merger agreement. The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ordinary shares issuable in the form of American Depositary Shares to Zoran stockholders in the proposed merger. On August 1, 2011, Zoran began mailing the Proxy Statement to its stockholders of record as of the close of business on July 18, 2011. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-Looking Statements

This communication contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined company and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements, and financial forecasts are forward-looking statements. Forward-looking statements include statements relating to (1) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (2) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (3) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to satisfy conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the SEC, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.